Exhibit 99.(a)(37)

IN THE HIGH COURT OF SOUTH AFRICA
(WITWATERSRAND LOCAL DIVISION)

DELETE WHICHEVER IS NOT APPLICABLE

(1) REPORTABLE: YES/~~NO~~	CASE NO: 04/27304
(2) OF INTEREST TO OTHER JUDGES: ~~YES~~/NO
(3) REVISED.

DATE 11-11-2004 ............................. SIGNATURE

In the matter between:

GOLD FIELDS LIMITED	First Applicant

PIETER CHRlSTlAAN VAN ASWEGEN	Second Applicant

and

HARMONY GOLD MINING COMPANY LIMITED	First Respondent

THE SECURITIES REGULATIONS PANEL	Second Respondent

THE JOHANNESBURG STOCK EXCHANGE	Third Respondent

JUDGMENT

GOLDBLATT, J:

[1] The first applicant Gold Fields Limited (“Gold Fields”) and the first respondent Harmony Gold Mining Company Limited (“Harmony”) are both gold mining companies listed on the Johannesburg Stock Exchange. Both companies also hold listings on the London Stock Exchange and on the

Euronext Paris. They are also quoted in the form of depository receipts on Euronext Brussels and the New York Stock.

[2] On 20 October 2004 harmony sent to Gold Fields shareholders a document proposing a merger of the two companies and offering to acquire from the shareholders of Gold Fields one Gold Fields share in return for 1.275 Harmony shares which were to be issued. The Harmony offer consists of two parts, the initial portion being an attempt to acquire up to 34.9% of the issued shares of Gold Fields. Various conditions are attached to the offer which are not relevant to this application.

[3] Gold Fields seeks an order in the following terms:

“3.	Declaring that the tender of Harmony consideration shares in the offer document, as consideration for the acceptance of the offer in respect of the Gold Fields’ shares, constitutes an offer or subscription for the Harmony consideration shares in contravention of the provisions of Chapter VI of the Companies Act 1973 and is null and void and incapable of implementation in any form;

4.	Ordering and directing the First Respondent to:

4.1	withdraw the offer document;

4.2	publish an appropriate announcement in all publications of the press in which the announcements on 19 October 2004 and 20 October 2004 were published, notifying all Gold Fields’ shareholders that the offer document is withdrawn and is not open for acceptance;

4.3	return to any Gold Fields’ shareholder, as soon as is practically possible, any form of acceptance or surrendered Gold Fields’ shares as the First Respondent might have received pursuant to the publication or posting of the offer document.”

[4] The basis for the orders sought is the submission that the settlement offer i.e. the exchange of Harmony shares for Gold Field shares, is unlawful and of no force and effect by reason of the fact that such offer was not accompanied by a registered prospectus in terms of section 145 of the Companies Act, 61 of 1973 (“the Act”).

[5]

5.1	Thus the issue in this application is the proper interpretation of section 145 of the Act read with the relevant definitions which appear in section 142 of the Act.

5.2	Section 145 reads:

“(1)	No person shall make any offer to the public for the subscription for shares unless it is accompanied by a prospectus complying with the requirements of this Act and registered in the Companies Registration Office, and no person shall issue such a prospectus which has not been so registered.

(2)	Any person who contravenes any provision of subsection (1) and, if such person is a company, any director or officer of such company who knowingly is a party to the contravention, shall be guilty of an offence.”

5.3	The relevant definition in section 142 are:

"’offer’, in relation to shares, means an offer made in any way, including by provisional allotment or allocation, for the subscription for or sale of any shares, and includes an invitation to subscribe for or purchase any shares;”

"’offer to the public’ and any reference to offering shares to the public mean any offer to the public and include an offer of shares to any section of the public, whether selected as members or debenture-holders of the company concerned or as clients of the person issuing the prospectus concerned or in any other manner.”

[6] “Subscription” is not a defined term. However, it has been held that in the context of a subscription for shares, its ordinary meaning is the “taking or agreeing to take shares for cash” (Governments Stock and Other Securities Investment Co Limited v Christopher [1956] 1 All ER 490 Ch (at 492-493). This has been accepted as the correct interpretation of the word in all the standard English and South African text books. However, a single judge in Australia has taken a contrary view and has held that “subscription” includes subscribing in shares in consideration for other shares (Broken Hill Proprietary Co Ltd v Bell Resources Ltd [1984] 8 ACLR 609 SC (Vic)).

[7] In Christopher’s case Wynn-Parry J said:

“It becomes necessary, therefore, to consider the word ‘subscription’ in the definition of ‘prospectus’: In my view the word means: taking or agreeing to take shares for cash. It imports that the person agreeing to take the shares puts himself under a liability to pay the nominal amount thereof in cash. I think that this necessarily follows from the reasoning of Kekewich, J., and the Court of Appeal in Arnison v. Smith (2) (1889) (41 Ch.D. 348), and the judgments in Chicago Railway Terminal Elevator Co. v. Inland Revenue Comrs. (3) (1896) (75 L.T. 157), and

Brown v. Inland Revenue Comrs. (4) (1900) (84 L.T. 71). In Murray’s Oxford Dictionary, one of the meanings attributed to ‘subscription’ is:

‘A promise over one’s signature to pay a sum of money for shares in an undertaking.’

I can find no secondary meaning attributed to ‘subscription’ in the Companies Act, 1948. On the contrary, paras 4, 5, 6 and 7 of Part 1 of Sch. 4 to the Act clearly require that ‘subscription’ and ‘subscribe’ involve the notion of payment in cash. The circular in this case does not invite subscription for shares for cash. For these reasons I am of opinion that the circular is not a prospectus within the meaning of that word as used in the Companies Act, 1948. 1 would add that it would be somewhat strange if the circular were in fact a prospectus in view of the circumstance that the permission of the Board of Trade was obtained under s. 13 of the Prevention of Fraud (Investments) Act, 1939, on the basis that it was not a prospectus. I am further of opinion that the circular was not distributed to the public. I accept the proposition put forward by counsel for the defendants, namely, that the test is not who receives the circular, but who can accept the offer put forward. In this case it can only be persons legally or equitably interested as shareholders in the shares of Union Castle or Clan. In the case of those who accept non-renounceable letters of allotment will be issued. In these circumstances the case appears to me to fall within s 55(2) of the Companies Act, 1948.”

[8] In the BHP case Hampel J rejected Christopher’s case shortly and sharply in the following words:

“Mr Chernov did not attempt to distinguish Christopher’s case on the facts nor did he take issue with the approach which I should take as stated in Burgess’ case. He simply put it that the decision in Christopher’s case was not supported by the authorities it relied on and was wrong. That being so, he submitted that I should not follow it.

Having given this matter anxious consideration, and with great respect to the learned Lord Justice, I accept Mr Chemov’s submissions that I should not follow the decision in Christopher’s case.

A close examination of the authorities on which his Lordship relied to conclude that the word ‘subscription’ in the definition of ‘prospectus’ means ‘taking or agreeing to take shares for cash’ shows in my view that they do not support such a conclusion. I can see no basis in law or in principle, having regard to the legislative scheme contained in the Companies Code, for limiting the definition in the way his Lordship did. There is no reason, in my view, why the provisions of the Code should be interpreted so as to deprive people who subscribe in shares in consideration for other shares of the protection of s 96. It is arguable that even greater protection is necessary in those circumstances.”

[9] Whilst the thinking and principle expounded by Hampel J is commendable and cures some of the illogicalities arising from the decision in Christopher’s case it creates other problems in that section 165 of the Act provides that no shares shall be allotted on any application made in pursuance of a prospectus for subscription unless the amount stated in that prospectus is the minimum amount which in the opinion of the directors of the company concerned must be raised by the issue of share capital in order to provide for the matters specified in paragraph 21 of schedule 3 of the Act, as being subscribed and the amount so stated has been paid to and received by the company. This section provides further that the amount so stated in the prospectus is to be reckoned exclusively of any amount payable otherwise than in cash. The “minimum subscription” referred to in section 165 therefore has to be a cash amount.

[10] In my view the meaning ascribed to the word “subscription” in Christopher’s case is correct and the fact that such an interpretation does not protect people who subscribe in shares in consideration for other shares is due to the fact that the legislature did not take such people into account when drafting section 145 of the Act. This failure cannot be cured by attempting to give the word “subscription” a meaning it was not intended to have.

[11] in England it appears that the legislature have accepted the correctness of the judgment in Christopher’s case and have amended their Companies Act to cater for the situation where shares are offered “as wholly or partly payable otherwise than in cash”. No such changes have been made in South Africa and thus our Act reflects the state of English law as it was when the relevant sections were imported into the 1973 Act i.e. almost 20 years after Christopher was decided.

[12] Even if I am wrong in my interpretation of the word “subscription” in section 145 of the Act I am of the view that the offer was not made to the public or to a section of the public. The offer was made to a specific and peculiar group of persons who owned specific assets which Harmony wishes to acquire by way of an exchange of shares. These persons are not being targeted as a section of the public but are being approached by reason of their ownership of Gold Field shares. As was said by King CJ in Australian Control Credit Union v Corporate Affairs Commission (SA) and Another (9 ACLR 718) — “Where an offer or invitation is made to a group, it can only be regarded as made to a section of the public if it is made to members of the group in their character as members of the public and not in any private or domestic or other non-public character.” Also see TNT Australia (Pty) Ltd v Normandy Resources NL (1989) 15 ACLR 99 where the Supreme Court of

South Australia held an offer to members of a particular company was not an offer to the public.

I make the following order:

The application is dismissed with costs which shall include the costs consequent upon the employment of three counsel.

L I GOLDBLATT JUDGE OF THE HIGH COURT

COUNSEL FOR FIRST APPLICANT	ADV M KUPER SC
ADV P GINSBERG SC
ADV R BHANA
ADV P MATSUALANA

INSTRUCTED BY	KNOWLES HUSAIN LINDSAY INC

COUNSEL FOR FIRST RESPONDENT	ADV C Z COHEN SC
ADV J BLOU
ADV F A SNYCKERS

INSTRUCTED BY	CLIFFE DEKKER INC